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SEC Mail Received FEB 10 2014 Wash., DC 193 Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68859

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anubis Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 Fifth Avenue, 18th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence S. Block (212) 705-5090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

500 Ridgefield Court (Address) Asheville (City) NC (State) 28802 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

FOR OFFICIAL USE ONLY

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence S. Block, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anubis Securities LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President and Chief Compliance Officer
Title

Notary Public

MARK LANDE
NOTARY PUBLIC-STATE OF NEW YORK
No. 02LA6161968
Qualified in Kings County
My Commission Expires February 26, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANUBIS SECURITIES LLC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2013

Table of Contents

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Member of
Anubis Securities LLC
New York, New York

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Anubis Securities LLC (the "Company"), a wholly-owned subsidiary of Anubis Advisors LLC, as of December 31, 2013, and the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2013, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also involves evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anubis Securities LLC as of December 31, 2013, and the results of its operations and its cash flows for the year ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to

the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements taken as a whole.

Dixon Hughes Goodman LLP

Asheville, North Carolina
February 5, 2014

ANUBIS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS		
Cash and cash equivalents	$	44,283
Prepaid expenses and other assets		20,704
Total Assets	$	64,987
LIABILITIES		
Accounts payable and accrued liabilities	$	14,026
Total Liabilities		14,026
MEMBER'S EQUITY		50,961
Total Liabilities and Member's Equity	$	64,987

See accompanying notes.

ANUBIS SECURITIES LLC
STATEMENT OF OPERATIONS
December 31, 2013

EXPENSES		
Professional fees	$	50,749
Regulatory fees		16,760
License and fees		2,261
Insurance		537
IT consulting		300
Travel		6,528
Office supplies and equipment		155
Other expenses		1,000
Total Expenses		78,290
Net Loss	$	78,290

See accompanying notes.

ANUBIS SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
December 31, 2013

Balance at December 31, 2012	$	54,251
Capital contributions		75,000
Net loss		(78,290)
Balance at December 31, 2013	$	50,961

See accompanying notes.

ANUBIS SECURITIES LLC
STATEMENT OF CASH FLOWS
December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(78,290)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in prepaid expenses and other assets		(8,660)
Decrease in accounts payable and accrued liabilities		(334)
Cash used in operating activities	$	(87,284)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		75,000
Cash provided by financing activities	$	75,000
DECREASE IN CASH AND CASH EQUIVALENTS		(12,284)
CASH AND CASH EQUIVALENTS, Beginning of the Year	$	56,567
CASH AND CASH EQUIVALENTS, End of the Year	$	44,283

See accompanying notes.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Anubis Securities LLC (the "**Company**") is a Delaware limited liability company formed on January 3, 2011 under the name "Anubis BD Holdings LLC." It changed its name to "Anubis Securities LLC" on April 7, 2011. The Company's principal place of business is in New York. The Company's sole member is Anubis Advisors LLC ("**Anubis Advisors**"). On October 13, 2011, the Company became registered as a broker-dealer with the Securities and Exchange Commission ("**SEC**") and a member of the Financial Industry Regulatory Authority ("**FINRA**"). The Company is also registered as a broker-dealer in 31 states, including the State of New York.

The Company's purpose of operating as a broker-dealer is (a) to raise capital from third-party investors in new or existing collective investment vehicles (sponsored by the Company or an affiliate or a third party), either through (i) a private placement of interests in such collective investment vehicles, (ii) selling interests in such collective investment vehicles (generally structured as limited partnerships and/or limited liability companies), and/or (iii) direct participation programs, and (b) to engage in the private placement of securities. The Company's primary business serves primarily institutional and high net worth customers.

The Company does not hold customer funds or securities and, accordingly, operates under the provisions of Paragraph k(2)(i) of SEC Rule 15c3-3 whereby it is exempt from the remaining provisions of SEC Rule 15c3-3. The requirements of Paragraph (k)(2)(i) of SEC Rule 15c3-3 provide, in general, that the Company will open a Special Account for the Exclusive Benefit of Customers in the event that the Company receives customer funds. The Company is considered a non-clearing firm.

A summary of the Company's significant accounting policies follows:

Cash and Cash Equivalents

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost which approximates fair value.

Income Taxes

The Company is a single-member limited liability company and is therefore disregarded for federal income tax purposes. The Company's sole member is Anubis Advisors, which is also a single-member limited liability company and disregarded for federal income tax purposes. Income and losses of the Company are reported on the federal income tax return of Island Capital Group LLC ("**ICG**"), the sole member of Anubis Advisors.

The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2013. Fiscal years ending on or after December 31, 2011, remain subject to examination by federal and state tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenues derived from serving as placement agent based upon each placement agent agreement. Generally, the entire placement agent fee is recognized as revenue as of the due date of the initial capital call for each respective private placement for which the Company serves as placement agent, provided that, in certain circumstances, the placement agent fee may be limited based on the amount of the capital call.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's uniform net capital rule (SEC Rule 15c3-1), which requires the Company to maintain a minimum amount of net capital and that the ratio of "aggregate indebtedness" to "net capital," each as defined in SEC Rule 15c3-1, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum net capital requirement is $5,000. At December 31, 2013, the Company had net capital of $30,257, and $25,258 of capital in excess of the minimum requirement.

NOTE C - TRANSACTIONS WITH AFFILIATES

In accordance with the SEC interpretive letter issued to the New York Stock Exchange, Inc. and NASD Regulation, Inc. dated July 11, 2003 (the "**SEC Letter**"), the Company and ICG entered into an Amended and Restated Services, Space Sharing and Expense Agreement dated October 4, 2011 (the "**ICG Agreement**"), whereby ICG agrees to make available to the Company certain office space ("**ICG Office Space**") and the services of certain professionals and support staff ("**ICG Support Personnel**") to provide support services to the Company. ICG pays all of the costs and expenses of ICG Office Space and ICG Support Personnel attributable to the Company ("**ICG Covered Expenses**"), including: the salaries and employee benefits of the ICG Support Personnel; all rent, insurance and utilities related to the ICG Office Space; telecommunication, computer and other technology expenses; travel and entertainment expenses; marketing costs; office equipment and supplies; postage and printing; research costs; costs and expenses of

consultants, temporary personnel and independent consultants; D&O/E&O insurance; and such other expenses, other than Direct Expenses (defined below), attributable to the Company as may be agreed between the parties from time to time. The Company is responsible for the payment of the following expenses ("**Direct Expenses**"): all sales commissions payable to registered personnel; all licensing, registration and examination fees; continuing education costs; all assessments imposed by broker-dealer regulators; banking fees; audit fees; legal fees; taxes; fidelity bond premiums; and all payments to outside vendors with which the Company has contracted directly. The Company does not reimburse ICG for any ICG Covered Expenses and does not reflect such ICG Covered Expenses on its financial statements, although it maintains records reflecting the ICG Covered Expenses and an allocation of such ICG Covered Expenses to the Company as required by the SEC Letter.

In accordance with the SEC Letter, the Company and C-III Capital Partners LLC ("**C3CP**") entered into a Services, Space Sharing and Expense Agreement dated October 7, 2011 (the "**C3CP Agreement**"), whereby C3CP agrees to make available to the Company certain office space ("**C3CP Office Space**") and the services of certain professionals and support staff ("**C3CP Support Personnel**") to provide support services to the Company. C3CP pays all of the costs and expenses of the C3CP Office Space and C3CP Support Personnel attributable to the Company ("**C3CP Covered Expenses**"), including: the salaries and employee benefits of the C3CP Support Personnel; all rent, insurance and utilities related to the C3CP Office Space; telecommunication, computer and other technology expenses; travel and entertainment expenses; marketing costs; office equipment and supplies; postage and printing; research costs; costs and expenses of consultants, temporary personnel and independent consultants; D&O/E&O insurance; and such other expenses, other than Direct Expenses (defined above), attributable to the Company as may be agreed between the parties from time to time. The Company is responsible for the payment of all Direct Expenses. The Company does not reimburse C3CP for any C3CP Covered Expenses and does not reflect such C3CP Covered Expenses on its financial statements, although it maintains records reflecting the C3CP Covered Expenses and an allocation of such C3CP Covered Expenses to the Company as required by the SEC Letter.

NOTE D – SUBSEQUENT EVENTS

On January 16, 2014, the Company received a placement agent fee from C3CP in the amount of $1,921,250 with respect to the sale of equity interests in C-III High Yield Real Estate Debt Fund III L.P.

On January 23, 2014, the Company made a capital distribution to Anubis Advisors, its sole member, in the amount of $1,625,000.

SUPPLEMENTARY INFORMATION

ANUBIS SECURITIES LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
As of December 31, 2013

Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 14,026
Minimum required net capital	$ 5,000
Net capital	
Member's equity	$ 50,961
Deductions:	
Prepaid expenses and other assets	20,704
Net capital	30,257
Minimum required net capital	5,000
Capital in excess of minimum requirement	$ 25,257
Ratio of aggregate indebtedness to net capital	46.36%

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X-17A5, Part II-A, dated December 31, 2013.

ANUBIS SECURITIES LLC
ADDITIONAL NOTES
As of December 31, 2013

Computation for Determination of the Reserve Requirements under SEC Rule 15c3-3:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements under SEC Rule 15c3-3:

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities from inception through December 31, 2013.

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

I INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Anubis Securities LLC
New York, New York

In planning and performing our audit of the financial statements of Anubis Securities LLC (the "Company"), a wholly-owned subsidiary of Anubis Advisors LLC, as of December 31, 2013 and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Asheville, North Carolina
February 5, 2014